Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2015	For the Twelve Months Ended December 31, 2014	For the Six Months Ended June 30, 2014
Earnings
Net Income for Common Stock	$589	$1,092	$574
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	(15)	(27)	(12)
Minority Interest Loss	—	—	—
Income Tax	300	568	300
Pre-Tax Income	$874	$1,633	$862
Add: Fixed Charges*	346	636	311
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,220	$2,269	$1,173
* Fixed Charges
Interest on Long-term Debt	$304	$573	$286
Amortization of Debt Discount, Premium and Expense	7	14	7
Interest Capitalized	—	—	—
Other Interest	13	5	(5)
Interest Component of Rentals	22	44	23
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$346	$636	$311
Ratio of Earnings to Fixed Charges	3.5	3.6	3.8